SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR APRIL 14, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.        Description

Exhibit No. 1      Employee Trust announcement dated 02 March 2005
Exhibit No. 2      Holding(s) in Company announcement dated 02 March 2005
Exhibit No. 3      Employee Trust announcement dated 07 March 2005
Exhibit No. 4      Employee Trust announcement dated 08 March 2005
Exhibit No. 5      Employee Trust announcement dated 10 March 2005
Exhibit No. 6      Director Shareholding announcement dated 14 March 2005
Exhibit No. 7      Employee Trust announcement dated 14 March 2005
Exhibit No. 8      Employee Trust announcement dated 16 March 2005
Exhibit No. 9      Employee Trust announcement dated 18 March 2005
Exhibit No.10      Employee Trust announcement dated 22 March 2005
Exhibit No.11      Employee Trust announcement dated 24 March 2005
Exhibit No.12      Employee Trust announcement dated 29 March 2005
Exhibit No.13      Director Shareholding announcement dated 31 March 2005
Exhibit No.14      Employee Trust announcement dated 31 March 2005
Exhibit No.15      Employee Trust announcement dated 04 April 2005
Exhibit No.16      Employee Trust announcement dated 05 April 2005
Exhibit No.17      Employee Trust announcement dated 07 April 2005
Exhibit No.18      Holding(s) in Company announcement dated 08 April 2005
Exhibit No.19      Employee Trust announcement dated 08 April 2005
Exhibit No.20      Director Shareholding announcement dated 11 April 2005
Exhibit No.21      Employee Trust announcement dated 11 April 2005
Exhibit No.22      Employee Trust announcement dated 12 April 2005
Exhibit No.23      Employee Trust announcement dated 14 April 2005



Exhibit No. 1
                          Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 2 March 2005, that they disposed on that date, of a total of 73,499 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,118,702 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary
2 March 2005

Exhibit No.2

                              SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company
Allied Domecq PLC.

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 - interest no longer notifiable

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Not Known

5. Number of shares / amount of stock acquired
Not Known

6. Percentage of issued class
Not Known

7. Number of shares / amount of stock disposed
Not Known

8. Percentage of issued class
Not Known

9. Class of security
25 pence Ordinary shares

10. Date of transaction
25 February 2005

11. Date company informed
2 March 2005

12. Total holding following this notification
Not Known

13. Total percentage holding of issued class following this notification
Not Known

14. Any additional information
None

15. Name of contact and telephone number for queries
Philippa Armstrong - Telephone: 0117 978 5190

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director, Corporate Secretariat, Deputy Company Secretary

Date of notification
2 March 2005

END

Exhibit No.3

Allied Domecq PLC
Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 4 March 2005, that they disposed on that date, of a total of 29,389 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans. The total number of unallocated ordinary shares held by the Trust following these disposals is 18,089,313 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:- Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary
7 March 2005

Exhibit No.4

                          Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 8 March 2005, that they disposed on that date, of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 18,081,813 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

8 March 2005

Exhibit No.5

                          Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 9 March 2005, that they disposed on that date, of a total of 29,972 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,051,841 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

10 March 2005

Exhibit No.6

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



105,000 - held in Sharelink Nominees Limited
395,240 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,400 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
674,289 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired


24    Partnership Shares
6     Matching Shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP5.214 - Partnership and Matching Share Award

13) Date of transaction

7 March 2005 - Partnership and Matching Share Award

14) Date company informed

11 March 2005

15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited
395,240 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,430 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
172,249 - held in own name
674,319 - Total

16) Total percentage holding of issued class following this notification

0.06%

If a director has been granted options by the company please complete the following boxes.

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director, Corporate Secretariat, Deputy Company Secretary

Date of Notification 14 March 2005

Exhibit No.7

                          Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 11 March 2005 and one dated 14 March 2005, that they disposed on those dates, of a total of 36,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 18,015,341 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

14 March 2005

Exhibit No.8

                          Allied Domecq PLC
               Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 15 March 2005 and one dated 16 March 2005, that they disposed on 11, 15 and 16 March, of a total of 3,250 American Depositary Shares (ADSs) and 13,940 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,988,401 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

16 March 2005

Exhibit No.9


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 17 March 2005 and one dated 18 March 2005, that they disposed on those dates of a total of 25,834 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,962,567 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

18 March 2005

Exhibit No.10


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under five separate notifications, three dated 21 March 2005 and two dated 22 March 2005, that they disposed on those dates, of a total of 5,796 American Depositary Shares (ADSs) and 61,934 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,877,449 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

22 March 2005

Exhibit No.11


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 24 March 2005, that they disposed on 22 and 24 March 2005, of a total of 34,174 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,843,275 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

24 March 2005

Exhibit No.12

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 24 March 2005, that they disposed on that date, of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,835,775 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


29 March 2005

Exhibit No.13


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

    ALLIED DOMECQ PLC

2)  Name of director

    RICHARD GRAHAM TURNER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    SHAREHOLDER NAMED IN 2 ABOVE


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)


    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                     -  6,828 SHARES HELD IN PEPs
                     -123,612 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME
                     - 11,188 SHARES HELD IN PEPs
    TOTAL            -218,804 SHARES


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    RELATES TO DIRECTOR AND DIRECTOR'S SPOUSE - MRS S A TURNER

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    SHARE ACQUISITION IN BOTH GENERAL AND SINGLE COMPANY PEPs (DIVIDEND RE-INVESTMENT)

7)  Number of shares/amount of
    stock acquired



    MR R G TURNER  - 118 SHARES
    MRS S A TURNER - 189 SHARES
    TOTAL          - 307 SHARES


8)  Percentage of issued class

    0.000%

9)  Number of shares/amount
    of stock disposed

    NIL

10) Percentage of issued class

    NIL

11) Class of security

    25P ORDINARY SHARES

12) Price per share

    538 PENCE

13) Date of transaction

    29 March 2005

14) Date company informed

    30 March 2005

15) Total holding following this notification


    RICHARD G TURNER -  7,500 SHARES HELD IN OWN NAME
                     -  6,946 SHARES HELD IN PEPs
                     -123,612 SHARES HELD IN TOWERS PERRIN
                              SHARE PLAN SERVICES (GUERNSEY)
                              LTD, TRUSTEES OF THE ADPLC SHARE
                              OWNERSHIP TRUST
                     -  3,500 SHARES HELD IN VIDACOS NOMINEES
                              LIMITED A/C SSB1
    MRS S A TURNER   - 66,176 SHARES HELD IN OWN NAME
                     - 11,377 SHARES HELD IN PEPs
    TOTAL            -219,111 SHARES


16) Total percentage holding of issued class following this notification

    0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant



18) Period during which or date on which exercisable



19) Total amount paid (if any) for grant of the option



20) Description of shares or debentures involved: class, number



21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22) Total number of shares or debentures over which options held following this notification



23) Any additional information



24) Name of contact and telephone number for queries

    CHARLES B. BROWN, TELEPHONE 0117 978 5265

25) Name and signature of authorised company official responsible for making this notification

    CHARLES B. BROWN
    DIRECTOR, CORPORATE SECRETARIAT
    DEPUTY COMPANY SECRETARY


    Date of Notification    31 March 2005

Exhibit No.14



                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 30 March 2005, that they disposed on that date, of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,820,775 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

31 March 2005

Exhibit No.15

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 1 April 2005 and one dated 4 April 2005, that they disposed on those dates, of a total of 72,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,748,275 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

4 April 2005

Exhibit No.16


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 5 April 2005, that they disposed on that date, of a total of 10,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 17,738,275 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

5 April 2005

Exhibit No.17


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 6 April 2005 and one dated 7 April 2005, that they disposed on those dates, of a total of 3,000 American Depositary Shares (ADSs) and 15,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,711,275 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary


7 April 2005

Exhibit No.18

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company

Allied Domecq PLC

2. Name of shareholder having a major interest

Morgan Stanley Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of discretionary managed accounts by Morgan Stanley Investment Management Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Limited                                         50,934,784
Mellon Nominees                                                 6,852,916
Nortrust Nominees                                               6,250,638
Deutsche Bank                                                   2,550,879
SG Nominees Ltd (Societe Generale)                                100,000
SSB                                                            37,015,795
Total Shares                                                  103,705,012

5. Number of shares / amount of stock acquired

Not Known

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not Known

8. Percentage of issued class

N/A

9. Class of security

25 pence Ordinary Shares

10. Date of transaction

Not Known

11. Date company informed

7 April 2005

12. Total holding following this notification

103,705,012

13. Total percentage holding of issued class following this notification

9.372% - no longer notifiable

14. Any additional information

Morgan Stanley Investment Management Limited is a member of the Morgan Stanley Group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Investment Management Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any Shares in which Morgan Stanley Investment Management Limited is interested.

15. Name of contact and telephone number for queries

Philippa Armstrong - Telephone: 0117 978 5190

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown,
Director, Corporate Secretariat
Deputy Company Secretary

Date of notification

8 April 2005.

Exhibit No.19


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 7 April 2005 and two dated 8 April 2005, that they disposed on those dates, of a total of 195,311 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,515,964 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

8 April 2005

Exhibit No.20


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)



105,000 - held in Sharelink Nominees Limited

395,240 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

  1,430 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name
674,319 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

The regular monthly purchase/award of shares by the trustees of The Allied Domecq PLC Share Partnership Plan totalling 25 shares(an all-employee Inland Revenue approved share incentive plan).

7)  Number of shares/amount of stock acquired



20     Partnership Shares
 5     Matching Shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP6.320 - Partnership and Matching Share Award

13) Date of transaction

5 April 2005 - Partnership and Matching Share Award

14) Date company informed

11 April 2005

15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited

395,240 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust

  1,455 - Computershare Trustees Limited

    400 - 100 American Depositary Shares held in own name

172,249 - held in own name
674,344 - Total

16) Total percentage holding of issued class following this notification

0.06%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director, Corporate Secretariat, Deputy Company Secretary

Date of Notification   11 April 2005

Exhibit No.21

                              Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 11 April 2005, that they disposed on that date, of a total of 51,001 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,464,963 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

11 April 2005

Exhibit No.22

                              Allied Domecq PLC

                   Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, both dated 12 April 2005, that they disposed on 8 April and 12 April, of a total of 2,500 American Depositary Shares (ADSs) and 257 Ordinary shares of 25p each in Allied Domecq PLC.

These shares and ADSs were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 17,454,706 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

12 April 2005

Exhibit No.23


                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 13 April 2005 and two dated 14 April, that on 13 and 14 April they disposed of a total of 226,750 Ordinary shares of 25p each in Allied Domecq PLC and that on 14 April 2005 they transferred a total of 3,000 Ordinary Shares of 25p each in Allied Domecq PLC back into the Trust.

Both the disposal and transfer of shares were in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these transactions is 17,230,956 shares (made up of both Ordinary Shares and ADSs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these transactions there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director, Corporate Secretariat
Deputy Company Secretary

14 April 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

14 April, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary